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FORM 3
              U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549
        INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person  2. Date of Event Requiring Statement
       John F. Curley                                (Month/Day/Year)
       Northeast Utilities                            January 28, 1997
       P.O.Box 270
       Hartford, CT 06141

3. IRS or Social Security Number of
   Reporting Person (Voluntary)

4. Issuer and Ticker or Trading Symbol             Northeast Utilities (NU)

5. Relationship of Reporting Person(s)to Issuer    X Director*  *Trustee

6.  If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Box) x Form filed by one reporting person


Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security   Common Shares, $5.00 par value
2. Amount of Securities Beneficially Owned  15000 shs
3. Ownership Form: Direct (D) or Indirect (I)   D
4. Nature of Indirect Beneficial Ownership

Table II - Derivative Securities Beneficially Owned

1. Title of Derivative Security              __________________
2. Date Exercisable                          __________________
   Expiration Date                           __________________
3. Title and Amont of Underlying Securities
   Title                                     __________________
   Amount or Number of Shares                __________________
4. Conversion or Exercise Price of
    Derivative Security                      __________________
5. Ownership Form of Derivative Security:
    Direct (D) or Indirect (I)               __________________
11. Nature of Indirect Beneficial Ownership  __________________

Explanation of Responses:


John F. Curley by /s/Theresa H. Allsop
2/7/96